Exhibit 99.2

Pericom Receives Revised Acquisition Offer from Diodes

with Increased Purchase Price of $17.75 Per Share

Pericom Board of Directors Will Meet Promptly to Evaluate Revised Offer

Pericom Files Investor Presentation Addressing the Most Recent Outright False

and Misleading Statements to Pericom Shareholders by Montage Technology Group

Milpitas, CA – November 6, 2015 – Pericom Semiconductor Corporation (“Pericom” or the “Company”) (NASDAQ: PSEM) today announced that its Board of Directors has received a revised acquisition offer (the “Revised Diodes Offer”) from Diodes Incorporated (“Diodes”) (NASDAQ: DIOD) for $17.75 per share in cash without interest for an aggregate consideration of approximately $413 million. The new purchase price in the Revised Diodes Offer is an increase from Diodes’ previously announced $17.00 per share purchase price under the Agreement and Plan of Merger between Diodes and Pericom, dated September 2, 2015 (the “Diodes Agreement”), and it represents a 46% premium to Pericom’s unaffected closing price on September 2, 2015 and exceeds the five-year trading high in Pericom shares by 8%.

The Pericom Board intends to meet promptly to evaluate the Revised Diodes Offer and will communicate its recommendation to Pericom shareholders as soon as possible.

The Diodes Agreement is backed by a fully-funded credit agreement and term loan from Bank of America, and the transaction is not subject to any regulatory approvals. Pending review and acceptance by the Pericom Board and subject to by approval by Pericom shareholders at Pericom’s Special Meeting of Shareholders currently scheduled for November 20, 2015, the transaction is expected to close in the fourth quarter of 2015 (as early as November 24, 2015).

New Investor Presentation

Pericom also announced today that it has filed with the U.S. Securities and Exchange Commission (SEC) a new presentation for Pericom shareholders, which addresses the latest false and misleading statements made by Montage Technology Group Limited (“Montage”) regarding its unsolicited revised offer to acquire Pericom.

Importantly, the presentation clarifies the fact that despite Montage’s repeated attempts to portray its financing as fully funded (as it did in a supplemental investor presentation filed on November 5), it is simply not true. In fact, Montage does not even have a commitment for financing sufficient to close a transaction with Pericom, much less fully funded financing. The reality is that either one of the lenders that has provided a commitment letter to Montage (neither one of which letters is for the full amount of the proposed Montage purchase price) may withdraw its financing commitment at any time for any reason.

Furthermore, Montage’s claim that it does not need to obtain any regulatory approvals is patently false. Regardless of what terms Montage would like to include in its proposed merger agreement, regulatory agencies will not allow Montage to complete an acquisition without their oversight.

Particularly, Montage will need to clear the various regulatory agencies in the People’s Republic of China and Taiwan.

Pericom’s Board reiterates that its shareholders should not be misled by Montage and its disingenuous efforts to make them believe that its offer is genuinely viable.

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Forward Looking Statements

This document contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve certain risks and uncertainties that could cause actual results to differ materially from those indicated in such forward-looking statements, including, but not limited to, the ability of the parties to consummate the proposed transaction; satisfaction of closing conditions to the consummation of the proposed transaction; the impact of the announcement of the proposed transaction on Pericom’s relationships with its employees, existing customers or potential future customers; and such other risks and uncertainties pertaining to Pericom’s business as detailed in its filings with the SEC on Forms 10-K and 10-Q, which are available on the SEC’s website at www.sec.gov. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date thereof. Pericom assumes no obligation to update any forward-looking statement contained in this document.

Important Additional Information

Pericom has filed a definitive proxy statement and relevant documents in connection with the special meeting of the shareholders of Pericom at which the Pericom shareholders will consider certain proposals regarding the potential acquisition of Pericom by Diodes Incorporated (the “Special Meeting Proposals”). Pericom and its directors and executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies from Pericom’s shareholders in connection with the Special Meeting Proposals. SHAREHOLDERS OF PERICOM ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. The definitive proxy statement and other relevant documents filed with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, security holders will be able to obtain free copies of the definitive proxy statement from Pericom by contacting Pericom’s Investor Relations by telephone at (408) 232-9100, or by mail Pericom Semiconductor Corporation, 1545 Barber Lane, Milpitas, California 95035 or by going to Pericom’s Investor Relations page on its corporate website at www.pericom.com.

About Pericom

Pericom Semiconductor Corporation (NASDAQ: PSEM) enables serial connectivity with the industry’s most complete solutions for the computing, communications, consumer and embedded market segments. Pericom’s analog, digital and mixed-signal integrated circuits, along with its frequency control products are essential in the timing, switching, bridging and conditioning of high-speed signals required by today’s ever-increasing speed and bandwidth demanding applications. Company headquarters is in Milpitas, California, with design centers and technical sales and support offices globally.

Participants in the Solicitation

Pericom and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Pericom in connection with the proposed transaction. Information regarding the interests of these directors and executive officers in the transaction described herein was included in the definitive proxy statement. Additional information regarding the directors and executive officers of Pericom is included in the amendment to the 10-K, which was filed with the SEC on October 14, 2015, and is supplemented by other public filings made, and to be made, with the SEC by Pericom.

Company Contact:

Pericom Semiconductor

Kevin Bauer, CFO

P: 408-232-9100

E: kbauer@pericom.com

Investor Contact:

MacKenzie Partners, Inc.

Dan Burch / Larry Dennedy

212-929-5500

Media Contact:

Sard Verbinnen & Co

Steven Goldberg / John Christiansen

310-201-2040 / 415-618-8750